Filed Pursuant to Rule 253(g)(2)
File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 1 DATED JANUARY 27, 2026
TO THE OFFERING CIRCULAR DATED JANUARY 15, 2026

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated January 15, 2026, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on January 15, 2026, (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	Letter to investors

Letter to Investors

Dear Streitwise Investors –

I wanted to provide an end-of-year update on our portfolio and the market since we did not reach the required number of votes needed to hold our annual meeting this year.

The Portfolio

Our four office buildings remain well-leased at 92%.  We have tenants paying below-market rent in Carmel, but we likely won’t be able to reset those rents for a number of years as our largest tenants there – MJ Companies and Allied – do not have lease expirations until 2029 and 2030, respectively. That, in addition to the capital expenditures we disclosed in early 2025, including parking structure repair work, have limited our ability to pay higher dividends.

We have three property-level loans across the portfolio – one maturing in 2027 (St. Louis properties) and two in 2029 (Carmel properties).  We are considering refinancing the 2027 maturity early as we believe the office lending environment has improved and rates are more attractive now than they have been the last few years. We are fairly low leveraged, so we’d expect any refinance to be at least cash-neutral.

Leasing momentum is strong in Carmel where our buildings are 100% occupied. Leasing is fair in St. Louis, where our buildings are 83% leased. Our biggest near-term lease exposure in St. Louis is New Balance which expires in 2028. We have softly engaged New Balance in extension discussions in anticipation of this lease expiration.  We’re less concerned about the large expirations in Carmel in 2029 and 2030 as those tenants are paying well-below-market rents.

The Market

The St. Louis office market continues to move sideways (with little increase or decrease in occupancy or rental rates).  Our St. Louis properties are located in the South County submarket, which is strong relative to the rest of the MSA, with only 9% vacancy according to CBRE1.  We are seeing decent demand from smaller users (2,000 – 6,000 square feet), but limited demand from larger users (>10,000 square feet). Fortunately, our buildings cater mostly to smaller users with the exception of New Balance, which occupies ~31,000 square feet. According to CBRE1, there is no new office supply in the South County pipeline.

The Carmel office market is quite healthy with only 3% vacancy according to Colliers2.  The limited supply has led to increased rents in the last few years, which has contributed to our portfolio having below-market rent.  There is hardly any new construction contemplated in the area with only a build-to-suit office building currently being built in Midtown Carmel for a local bank, and a mixed-use project that has been proposed but has not yet begun construction.

2026 Dividend Forecast

Heading into 2026, we continue to remain conservative in our approach to dividends to ensure we are meeting the REIT rule to distribute 90% of taxable income, as well as having enough liquidity to meet our operational needs. Therefore, we expect that our dividend will remain in the $0.03 - $0.05/share/quarter range for the coming year.

We appreciate your continued support and wish you a Happy New Year!

Jeffrey Karsh

CEO

Safe Harbor Statement

This document contains forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

We use market data throughout this document that has generally been obtained from external, independent, and publicly available information and industry publications. The Company has not verified such independent sources. Accordingly, the Company does not make any representations as to the accuracy or completeness of such data or undertake any obligation to update such data after the date of this document. Such data involves risk and uncertainties and is subject to change based on various factors.

1 Source: CBRE Figures Report, St. Louis Office, Q3 2025

2 Source: Colliers Office Report, Indianapolis, Q3 2025